November 24, 2021

Todd Schiffman

Erin Purnell

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021, File No. 001-09518 (“2020 10-K”)

Dear Mr. Schiffman and Ms. Purnell:

I am writing in response to your letter dated November 9, 2021. We acknowledge that references to prior comments refer to your September 23, 2021 letter. For your information, as used in this letter, the term “Prior Response” refers to our letter to you dated October 6, 2021.

Background

As mentioned in our Prior Response, we operate almost exclusively in the United States, and the vast majority of our policies are written for individual consumers. Our principal business (about 82% of our revenue for 2020) is insuring autos and other vehicles (motorcycles, boats, RV’s, etc.) owned by individuals. Approximately 13% of our revenues relate to commercial insurance, principally covering vehicles owned by small businesses, with very limited exposures to commercial property and liability for our small business customers. A smaller percentage of our business, about 5% of revenues, involves residential property insurance, including homeowners’ and renters’ policies.

We are mindful of the risks that may be posed by climate change. However, we note that our business model may be different than most other large, publicly held insurance companies, which typically have broader geographic and product exposures. For example, because we do not have foreign locations or businesses, at this point we are not exposed to laws and regulations imposed by foreign governments or other risks relating to such foreign operations, including climate related risks. Our non-vehicle commercial business insurance, such as commercial property or business interruption insurance, constitutes a very small percentage of our business and, as a result, we are not likely to experience significant losses unrelated to our vehicle and residential property insurance businesses, which we discussed in the Prior Response and again below. We also do not provide insurance to large commercial companies that operate in environmentally sensitive industries and whose businesses could be significantly impacted by climate related developments. Lastly, we do not currently offer a life insurance product and, therefore, we would not expect to be significantly impacted by potential climate change-related impacts on that business, such as changes in morbidity and mortality rates. Although our 2020 10-K explained and quantified the significant severe weather impacts that we saw during 2020, these differences may help explain why our disclosures do not address certain issues that can be seen in other insurers’ risk discussions.

Form 10-K for the Fiscal Year Ended December 31, 2020

SEC Comment

1. Your response to prior comment 1 states that you have not identified material litigation risks related to climate change. Please tell us whether you have identified any indirect litigation risks that could have a material impact. Please also tell us about your process for identifying direct and indirect litigation risks and assessing materiality.

Company Response

We did not identify any material litigation risks related to climate change, nor did we identify indirect litigation risk that could have a material impact to the Company. We monitor and assess direct and indirect litigation risks in the ordinary course of our business. Attorneys in our Corporate Law Department and Claims Legal Group monitor legal trends and risks that could impact the Company, tracking lawsuits and claims made against the Company, other insurers, other types of financial services companies, and other large businesses in the U.S. This work involves monitoring filed cases and their resolutions, as well as emerging legal theories that may impact us in the future.

When such a risk is identified, it is elevated for further review to the appropriate business and legal personnel and, if warranted, to the Chief Legal Officer. In addition, quarterly meetings between attorneys in our Corporate Litigation Group, attorneys responsible for SEC reporting, and our GAAP Financial Reporting Group are intended to ensure appropriate consideration of litigation risks, including indirect litigation risks, for potential disclosure in filed reports. Many of these same attorneys, together with members of our risk management team and members of our Management Risk Committee (a committee of senior managers that implements our enterprise risk management program), were also involved in the development of the Risk Factor section of our 2020 10-K.

When assessing whether to identify a specific risk in the Risk Factor section of our 2020 10-K, we considered a number of factors, including Item 105 of Regulation S-K and SEC guidance regarding materiality. Among the many factors that are considered regarding litigation risks are the likelihood that a claim will be made against us, our views of the legal merits of the claim, and our potential exposures if such a claim were to be successful, including quantitative and qualitative factors. This analysis is undertaken by the appropriate legal personnel (including subject matter experts, litigators, and securities lawyers) and the GAAP Financial Reporting Group, in consultation with the appropriate business people at the Company. As a result of following these processes, we have not identified indirect litigation risks relating to climate change that we believe could have a material impact on us.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

SEC Comment

2. We note your response to comment 2. Please further explain to us your process for monitoring developments in climate change-related legislation, regulations, or international accords and how you assessed potential materiality including with respect to “recent activity” you identified in your response. In addition, explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.

Company Response

As discussed in our 2020 10-K, insurance is a highly regulated industry. In the ordinary course of our business, we monitor and comply with the laws and regulations of the Federal government and all 50 States and the District of Columbia, including extensive and varying state insurance laws, and we monitor proposed changes and additions to laws and regulations that are expected to impact our operations. Like other types of regulation that impact our business, we consider and will continue to consider climate change regulation as it develops. As indicated above, because our operations are primarily domestic, international accords are unlikely to have a direct impact on our business and thus far we have not identified significant indirect impacts on us from non-domestic regulation.

We monitor legislative and regulatory developments at the Federal and State levels through our Government Affairs Group and business personnel whose jobs require them to monitor those developments in specific States. We belong to various trade associations and industry groups where ongoing legislative and regulatory developments, including those related to climate change, are routinely monitored and addressed. When potential changes in the laws or regulations are identified, they are reviewed with the appropriate Company business personnel, elevated as appropriate, and compliance efforts are planned and implemented.

We consider such laws and regulations, both in effect and proposed, when drafting the Risk Factors and MD&A sections of our Form 10-K, and we noted in the Risk Factors section of our 2020 10-K that new federal or state regulation could materially adversely affect our operations or ability to write business profitably (pages 17-18). Climate change regulation is one of several types of potential regulations that could fit that description, although we have yet to observe proposed or enacted laws or regulations relating to climate change that we believe are likely to have a material impact on us.

The “recent activity” referenced in our Prior Response primarily referred to regulatory proposals that at the time of the Prior Response were being considered by the National Association of Insurance Commissioners (NAIC), an organization comprised of the state insurance commissioners that proposes model regulation for the insurance industry, and the New York Department of Financial Services (NYDFS), which regulates insurance companies and other financial institutions in New York. Following the procedures outlined above, we reviewed the draft NAIC and NYDFS regulations and concluded that the likely primary impacts to us would be increased disclosure obligations, along with modest changes to enhance governance and risk management processes and to ensure appropriate compliance. Given our already robust compliance efforts, which include responding to an existing annual NAIC Climate Risk Disclosure Survey and involve many organizations across the Company, we concluded that we would not incur material incremental expense or operational changes in complying with these regulations in the forms proposed.

As we face new laws and regulations of any kind, including those that might be related to climate change, we would engage in the process outlined above, bringing in the appropriate legal and business resources to assess the scope, timing and expected impact of the new items. At this point, given the limited new climate change-related laws and regulations applicable to our business that we have observed, we have not experienced significant difficulties in assessing the timing and effect of such laws and regulations. We will consider the need for additional disclosures related to these issues as additional laws and regulations are introduced and promulgated.

SEC Comment

3. Your response to comment 2 notes that you included various Risk Factors that implicate potential climate change-related impacts, although climate change may not be specifically mentioned. Tell us how you considered providing disclosure that specifically mentions climate change.

Company Response

Our Risk Factors have evolved over time as new risks have arisen and we have thought about existing risks in new ways. Each year, a cross-functional group of high-level managers and internal subject matter experts reviews and updates our Risk Factors language, taking into account our changing businesses, our operating environment, and emerging risks. This group includes representatives from various operating business units, as well as corporate functions (Legal, Finance, Internal Audit, HR, IT, etc.) and individuals involved in our risk management processes. The revised draft is then reviewed by our Chief Executive Officer, Chief Financial Officer, and the rest of the executive team, who provide further insights.

As part of their responsibilities, our risk management group and our Management Risk Committee reviewed and considered the scientific evidence relating to climate change and potential impacts on our business. Through these analyses and further internal discussions, we identified severe weather-related impacts as potentially significant to our business, and our disclosures focused on those items. As an insurance company, losses and loss adjustment expenses are our largest liability, and severe weather such as catastrophe events can have a significant impact on those liabilities. In our 2020 10-K, we identified catastrophe events as potentially impacting our pricing risks (page 13) and the availability and cost of reinsurance (pages 14-15). We also included extensive disclosure to the effect that catastrophe losses have had, and in the future could have, a material effect on our operating results, noted the unpredictability of catastrophe events, identified changing climate conditions as a potentially exacerbating factor (page 14), and that changes in climate conditions may adversely impact the accuracy of the modeling tools that we use to estimate our exposures to catastrophe events. Read together, these risk factor disclosures indicate that our loss exposure, pricing and reinsurance risks might be impacted by climate change.

Based on information then known to us and the analysis of our risk management groups and other senior managers, we determined that other potential climate change-related risks, including those related to regulatory changes, investments, and other transitional risks, warranted continued monitoring, analysis and understanding as events develop, but not specific internal risk management efforts or external disclosures at that time. Accordingly, our focus on such matters was on the existence and consequences of the risk rather than engaging in an imprecise effort to establish causation, because we believe the former is most relevant to investors. For example, as mentioned above, the impact of climate-related laws and regulations affecting our business has not been significant up to this point. Similarly, in our 2020 10-K, we identify interrupted business operations for any reason as a potential risk but did not specify each of the various circumstances that could result in such an effect (page 19). Along the same lines, we identified reliance on third parties, including counterparties under our significant contracts and reinsurance agreements, as a credit risk without attributing the many potential causes that could result in a third party’s failure to perform its obligations to us (page 22). We continue to believe that these disclosures were appropriate and responsive to our disclosure obligations under Item 105 of Regulation S-K.

SEC Comment

4. We note your response to comment 3. Please tell us whether you identified any planned capital expenditures for climate-related projects and if so, how you considered providing disclosure.

Company Response

As an insurance company with many locations across the United States, primarily office space, we do not typically have significant capital expenditures for climate related projects, although we have been intentional in seeking to reduce our energy consumption over many years. For example, as we replace aging equipment in the ordinary course of our business, we consider the use of more energy efficient systems. The types of projects contemplated in our Prior Response were capital improvements along these lines, such as replacements of HVAC and lighting equipment. Similarly, we operate a fleet of vehicles in our Claims operations, and we consider the energy efficiency of those vehicles as we purchase replacements. Generally, we would not consider such projects or acquisitions to be material, either individually or in the aggregate, given that the incremental cost of the energy efficient equipment would not be significant compared to Progressive’s consolidated assets. In addition, the incremental up-front cost will often be offset in whole or in part over the new item’s useful life due to lower operating costs resulting from the increased efficiency, further reducing the financial impact and materiality of these investments, in our view. During 2020, our aggregate capital expenditures relating to the more energy efficient systems as described above were under $3 million and funded through operating cash flows. Therefore, we believe that these expenditures were not material.

There is one recent exception to our general approach to replacing equipment in the ordinary course of business. During 2021, we installed a solar array at one of our properties in Mayfield Village, OH, that is capable of delivering up to 2.3 million kilowatt hours of electricity. While the planning for this project was known when we were drafting our 2020 10-K, the capitalized costs of the installation were less than $3 million, which we also funded through operating cash flows and viewed as immaterial given our consolidated revenues, cash flows and assets.

As we consider further investments relating to climate change-related projects, we will keep in mind our disclosure obligations related to material capital expenditures.

SEC Comment

5. We reissue in part comment 4. Please tell us in more detail how you considered providing a discussion of the significant physical effects of climate change on your operations and results. As part of your response, address the potential indirect weather-related impacts that have affected or may affect performance by third parties of their responsibilities under various contractual or service arrangements and government programs. In this regard, we note the second Risk Factor on page 22 of your Form 10-K for fiscal year ended December 31, 2020. In addition, tell us whether you considered catastrophe losses resulting from events such as hurricanes, hailstorms, tornadoes, and wind activity as being a physical effect of climate change and your basis for concluding that such losses have not or will not have a material impact on your business, financial condition, results of operations, or cash flows.

Company Response

In our Prior Response, we did not mean to suggest that we had concluded “that such losses have not or will not have a material impact on [our] business, financial condition, results of operations, or cash flows.” As mentioned in our Prior Response and in our response to Question 3 above, loss and loss adjustment expense are our most significant liability, and we have specifically included Risk Factor language informing investors that severe weather events, which can be caused or exacerbated by the impacts of climate change, are inherently unpredictable and can materially impact our financial results. Our 2020 10-K also disclosed that we had incurred $878.0 million of losses during 2020 from hurricanes, hailstorms, tornadoes, and wind activity. We continue to believe that these disclosures were appropriate and responsive to highlight the potential for material risks related to severe weather and the actual impacts in 2020.

On the other hand, we did not make a statement about what portion of the losses that we incurred during 2020, or for a specific storm, might have been caused or increased by climate change, which we believe would have been speculative. While we acknowledge the scientific evidence indicating that climate change has resulted and will result in more frequent and severe weather, in our view, the current science would not support a statement that specific storms or specific portions of weather-related losses were caused by climate change. Having said that, we further acknowledge the ongoing efforts by various researchers to attribute such events or their intensity to climate change-related factors, and we will continue to monitor that research, along with other scientific advances, and the implications for our disclosures, as we move forward.

As mentioned above in response to Question 3, and as we have mentioned in our Risk Factors, the unavailability of a critical vendor’s system could materially impact our business, if not remedied quickly, regardless of the cause. Such an event could occur as the result of severe weather events, among other potential causes, and as we have mentioned in our Risk Factors, severe weather can be caused or exacerbated by climate change.

SEC Comment

6. Your response to prior comment 4 states that you did not incur material weather-related damage to your properties or other disruptions of your operations during the time periods covered by your 10-K. Please provide us with quantitative information to support this statement.

Company Response

During 2020, we estimate that damages to our properties resulting from severe weather events amounted to less than $1 million in the aggregate. Only a few smaller facilities were adversely impacted by weather events, and no significant disruption of our busines operations occurred as a result of such events.

SEC Comment

7. In response to prior comment 4 you state that you did not experience a material constraint on the availability of weather-related reinsurance or a material increase in the cost of your reinsurance program. In your response, you also refer to disclosure in your June 30, 2021 Form 10-Q regarding the rising costs of reinsurance. Please provide us with additional information quantifying the weather-related impacts on the cost of reinsurance and explain your materiality assessment. In addition, tell us how your disclosure specifically addresses the effects of climate change on the availability of reinsurance.

Company Response

We do not purchase reinsurance for our personal vehicle insurance businesses. Although we reinsure a portion of our commercial lines businesses, this reinsurance does not cover weather-related losses.

We purchase three types of reinsurance related to severe weather for our Property business, which writes personal residential property insurance policies and comprised approximately 5% of our 2020 annual written premium: (i) per occurrence excess of loss policies protecting us against individual “named” storms, typically hurricanes impacting the Gulf Coast and East Coast; (ii) an aggregate excess of loss policy protecting against the cumulative effect of other catastrophe events (as defined by an industry association), which can include hailstorms, wind, fire, etc.; and (iii) a mandatory Florida-specific reinsurance facility for Florida residential property insurers. Further information concerning our reinsurance program can be found in our 2020 10-K starting on page 4, as supplemented by the information provided in our Form 10-Q for the second quarter of 2021 at page 39.

In our Form 10-Q for the second quarter of 2021, we stated:

During the second quarter 2021, we entered into new reinsurance contracts under our per occurrence excess of loss program for our Property business. The new reinsurance policies carry retention thresholds for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million, an increase from the retention threshold on the prior contracts of $80 million. The increase in the threshold from the prior contract primarily reflects our ability to assume more direct risk on a companywide basis, while balancing this risk against the rising costs for these types of contracts.

We judged that, for investors, the meaningful change was the increase in our retention thresholds, and that is what we reported on. Although rates being charged by reinsurers for such contracts were seen as increasing during our renewal discussions, the actual premium costs to Progressive for the one-year term (June 1, 2021 to May 31, 2022) ended up being lower than the premium costs we agreed to pay for the prior annual period, by about $15 million, as a result of our retention decision. As noted in our disclosure, this decision was “primarily” a capital management decision (our ability to assume more direct risk in view of our growing balance sheet), while the increasing rates was a factor that was being balanced in our decision making. Given that our out-of-pocket costs for the new reinsurance contracts decreased by an amount that we do not consider material, we did not include further discussion of the premiums.

As to the factors that might have been driving up reinsurance costs, because we are the consumer, not the writer, of the reinsurance products being referenced, we are not in a position to quantify the weather-related or the climate change-related impacts on the costs of these products. These comparisons can be complicated by many factors, including the increase in our book of Property business from year to year, changes in the mix of our Property business (e.g., the value of homes insured in hurricane-prone coastal areas, which can change over time), and changes in our reinsurance program from year to year, as described above. We also note that such pricing decisions could be impacted by many factors extraneous to our business, including, for example, reinsurers’ loss experiences for these and other reinsurance products, their projections for future losses and other costs that they will incur, their views of their own capital adequacy, and their profit expectations (all of which can vary from reinsurer to reinsurer). We do not have visibility into the complex considerations and calculations that reinsurers undertake in pricing these reinsurance products or their views of how climate change has impacted these considerations.

In response to the last sentence of your comment, our disclosure does not specifically address the effects of climate change on the availability of reinsurance, because a change in availability was not apparent to us as we shopped and negotiated for our reinsurance coverages, either in the periods covered by the 2020 10-K or our Form 10-Q for the second quarter of 2021. We do, however, include Risk Factor disclosure addressing the availability and cost of reinsurance and note the impact that catastrophe events may have on them.

SEC Comment

8. Your response to comment 5 indicates that you have not identified material transition risks related to climate change that had affected, or were expected to materially affect, your business, financial condition, or results of operations. Please tell us how you assess potential transition risks and why you concluded that disclosure was not required. Your response should specifically address the different types of transition risks related to climate change you considered, including those noted in our prior comment, and explain your basis for concluding that they will not have a material impact on your business, financial condition, results of operations, or cash flows.

Company Response

In the process of drafting and finalizing our 2020 10-K, we did not identify current impacts from climate change or related transition risk that materially affected our business. As to transition risk that we expected to materially affect our business, financial condition, or results of operations in the future, our story is much the same. The cross-functional group that discussed and updates the Risk Factor section of our 2020 10-K, which includes members of our risk management group monitoring the impacts and potential impacts of climate change as referenced above, identified weather impacts on our business potentially resulting from climate change as a known, potentially material risk, but did not identify climate change as a specific driver of other risks at that time. We have addressed above potential changes in laws and regulations, and the limited impacts that had then been observed when our 2020 10-K was being developed.

We also did not identify specific auto insurance market trends that we expect to arise in a climate-change impacted world or that we expect to materially impact us. For example, it is likely that electric vehicle sales will increase in the future. Even if that occurs, at this point it is not clear to us how long that change will take to significantly impact our business or whether there are material risks or opportunities associated with it. Even if such changes result in increased vehicle repair costs (which is speculative at this time), we note that in the past, we have been able to adapt to increasing costs from technological changes in vehicles, such as airbags, enhanced safety features, emissions controls, computers and other electronics, etc., without such material impacts. These changes typically take time to work their way into the U.S. vehicle fleet, and our experience has been that we are able to adjust pricing to accommodate any increased repair costs, taking into account reduced accident frequency that may occur due to improving vehicle safety, based on our ability to price newly purchased vehicles to reflect such repair costs and to reprice frequently given that our policies are issued for 6-month terms (the vast majority) or 1-year terms. Accordingly, we saw no reason to conclude that a potential trend favoring electric vehicles would have a material impact on our business.

We identify a number of risks related to our investment portfolio in the Risk Factor section of our 2020 10-K (pages 20-21), including market conditions, general economic conditions, sector concentration risk, and the prices and liquidity of securities that we hold. Many of these risks could be impacted by climate change over time, although we did not identify, and therefore did not disclose, specific climate-driven outcomes that we considered likely to occur and potentially material to us. We also identified a risk that our shareholders, regulators and other stakeholders may seek to limit our investment activities to certain socially responsible companies or industries (page 21), which could involve companies that are more directly impacted by climate change considerations. As we further disclosed, such restrictions on our investments could result in lower returns than we have historically achieved without those restrictions, whether they are driven by climate change or other environmental or social considerations. As we discussed in our Prior Response, we focus on relatively shorter-term, highly liquid fixed-income securities, with a small portion (less than 9% as of December 31, 2020) in index equity investments. In addition, as of year-end 2020, we expected approximately 75% of our fixed-maturity portfolio to be repaid over the ensuing five years (see Note 2 to our 2020 Consolidated Financial Statements, Exhibit 13 to our 2020 10-K, at page App.-A-13). This composition of the portfolio provides significant flexibility to address changing circumstances, including those that might be caused by climate change, supporting our belief that risks to our portfolio were manageable and not material to us.

SEC Comment

9. Your response to comment 6 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.

Company Response

As noted above, insurance is a heavily regulated industry, and we incur compliance costs in the ordinary course of our business. We have not yet observed proposed climate change regulation that we expect to have a significant impact on our operations. As a result, compliance costs specifically related to climate change to date have been minimal, and we have not seen a need to separately track such costs. Nonetheless, our judgment is that aggregate costs incurred for climate change compliance efforts was less than $1 million during 2020.

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As we enhance our understanding of risks associated with climate change and their potential impacts on us, we will continue to consider whether additional disclosures should be added to our public filings. Please do not hesitate to contact me if you have further comments or questions.

Sincerely,

/s/ John P. Sauerland
John P. Sauerland
Vice President and Chief Financial Officer

cc:	S. Patricia Griffith, Chief Executive Officer

Daniel P. Mascaro, Chief Legal Officer